UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OSTEOTECH, INC.
(Name of Issuer)

COMMON STOCK, $0.01 par value
(Title of Class of Securities)

688582105
(CUSIP Number)

Vinita K. Paul
Chief Compliance Officer
Heartland Advisors, Inc.
789 N. Water Street
Milwaukee, Wisconsin 53202
(414) 347-7777
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [   ].

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  688582105

1.

NAME OF REPORTING PERSON

HEARTLAND ADVISORS, INC.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

[   ]

(b)

[   ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS

OO - Funds of investment advisory clients

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [X]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

WISCONSIN, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.

SOLE VOTING POWER

NONE

8.

SHARED VOTING POWER

2,882,695

9.

SOLE DISPOSITIVE POWER

NONE

10.

SHARED DISPOSITIVE POWER

3,085,105

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,085,105

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES.  [   ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%

14.

TYPE OF REPORTING PERSON

IA

SCHEDULE 13D

CUSIP No.  688582105

1.

NAME OF REPORTING PERSON

WILLIAM J. NASGOVITZ

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

[   ]

(b)

[   ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS

OO - Funds of investment advisory clients

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [X]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.

SOLE VOTING POWER

NONE

8.

SHARED VOTING POWER

2,882,695

9.

SOLE DISPOSITIVE POWER

None

10.

SHARED DISPOSITIVE POWER

3,085,105

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,085,105

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES.  [   ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%

14.

TYPE OF REPORTING PERSON (See Instructions)

IN, HC

Item 1.

Security and Issuer

This statement relates to shares of the common stock, $.01 par value per share (the “Shares”), of Osteotech, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 51 James Way, Eatontown, NJ 07724.

Item 2.

Identity and Background

(a)-(c)  This statement is being filed by Heartland Advisors, Inc. (“Heartland”) and William J. Nasgovitz, solely as the control person of Heartland (together, the “Reporting Persons”).  Heartland is an investment adviser registered with the SEC that provides investment advisory services to series of Heartland Group, Inc., a registered investment company, as well as private investment advisory clients (collectively, “Client Accounts”).  Mr. Nasgovitz is the President and control person of Heartland.  Mr. Nasgovitz may be deemed to have a beneficial interest in the Shares of the Company owned by Heartland on behalf of Client Accounts by virtue of Mr. Nasgovitz’s control of Heartland.  The Reporting Persons are of the view that they do not constitute a group.  Information regarding the executive officers and directors of Heartland is set forth on Schedule A attached hereto and incorporated herein by reference.  The address of the principal business and principal office of the Reporting Persons is 789 North Water Street, Milwaukee, WI 53202.

(d)  During the last five years, neither of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  On January 25, 2008, Heartland, William J. Nasgovitz (President of Heartland, President and a director of Heartland Group, Inc. (the “Funds”) and a portfolio manager), Paul T. Beste (Chief Operating Officer of Heartland and Vice President and Secretary of the Funds), Kevin D. Clark (Senior Vice President and a portfolio manager of Heartland) and Hugh F. Denison (a portfolio manager and Senior Vice President of Heartland) (Heartland, Nasgovitz, Beste, Clark and Denison collectively referred to herein as the “Respondents”) and certain others no longer associated with the Funds, reached a settlement with the Securities and Exchange Commission (“SEC”) that resolved the issues resulting from the SEC’s investigation of Heartland’s pricing of certain bonds owned by the Heartland High-Yield Municipal Bond Fund and the Heartland Short Duration High-Yield Municipal Fund (collectively the “HY Bond Funds”), and Heartland’s disclosures to the Funds’ Board of Directors and investors concerning the Heartland’s efforts to evaluate bond issuers in connection with the operation of the HY Bond Funds during calendar year 2000.  The Respondents do not admit or deny any wrongdoing and the settlement does not establish wrongdoing or liability for purposes of any other proceeding.  The SEC’s administrative order involves, among other things: (i) findings by the SEC that the Respondents violated certain federal securities laws; (ii) a cease and desist order against the Respondents; (iii) a censure of the Respondents (other than Mr. Denison); (iv) payment by the Respondents (other than Mr. Denison) of disgorgement of $1; and (v) civil money penalties against the Respondents (other than Mr. Denison) as follows: Heartland and Mr. Nasgovitz, jointly and severally, $3.5 million; Mr. Beste, $95,000; and Mr. Clark, $25,000.  In connection with this administrative settlement, the SEC’s civil complaint against the Respondents was dismissed.

(f)  Heartland is a Wisconsin corporation.  Mr. Nasgovitz is a citizen of the United States.  The names, business address and principal occupations of each director and executive officer of Heartland are set forth in Schedule A.

Item 3.

Source and Amount of Funds or Other Consideration

Heartland has beneficially owned Shares on behalf of Client Accounts for a number of years, as previously reported on Schedule 13D.  As of December 9, 2009, Heartland had acquired an aggregate of 3,085,105 Shares on behalf of Client Accounts.  All Shares held by Heartland on behalf of Client Accounts were purchased with funds provided by the Client Accounts.

Item 4.

Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business in pursuit of specified investment objectives for the Client Accounts.

The Reporting Persons acquired the Shares with the belief that they were undervalued. The Reporting Persons recently have had discussions with the Company’s management and intend to seek to have further conversations with the Company’s management and members of its board of directors to discuss ideas that the Reporting Persons may have to maximize product sales and development and to enhance shareholder value.  The Reporting Persons believe that the Company should consider changes to management and/or the composition of the Board of Directors.  The Reporting Persons believe that such changes in leadership could help maximize shareholder value.  The Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Company and its securities under the circumstances as they then exist.

As permitted by law, the Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time, depending upon future evaluation of the prospects of the Company and upon other developments, including general economic and stock market conditions.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.  The Reporting Persons will continue to review this position based upon further developments.

Item 5.

Interest in Securities of the Issuer

(a)  As investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 3,085,105 Shares, or approximately 17.1%, of the Shares presently outstanding.  As control person of Heartland, Mr. Nasgovitz may be deemed the indirect beneficial owner of the Shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of the Shares.

(b)  Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 2,882,695 Shares and shared dispositive power with respect to 3,085,105 Shares of Common Stock.  Mr. Nasgovitz, as control person of Heartland, may be deemed to have shared voting power with respect to 2,882,695 Shares and shared dispositive power with respect to 3,085,105 Shares.

(c)  The type of transaction, date, number of shares and price per share (excluding commissions) for all transactions in the Common Stock by the Reporting Persons since the last Schedule 13D filing on December 1, 2009 are set forth on Schedule B attached hereto and incorporated by reference herein.

(d)  The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of Shares included in this Schedule.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns 1,449,157 Shares or 8.0% of the class of securities reported herein.  Any remaining Shares disclosed in this filing are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, none of the other Client Accounts own more than 5% of the Shares presently outstanding.

(e)  Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Heartland is the investment adviser of the Client Accounts pursuant to separate investment management agreements which provide Heartland with the authority to invest the funds of the Client Accounts in securities (including Shares of the Company); to hold, vote and dispose of securities (including Shares of the Company); and to file this statement.  Except as described herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A hereto has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1

Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  December 10, 2009

WILLIAM J. NASGOVITZ

HEARTLAND ADVISORS, INC.

By:

/s/ Paul T. Beste

By:  /s/ Paul T. Beste

Paul T. Beste

Paul T. Beste

As Attorney-in-Fact for

Chief Operating Officer

William J. Nasgovitz

(Pursuant to Power of Attorney

Previously Filed)

Schedule A

The name and present principal occupation or employment of each executive officer and director of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 N. Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding except as described in Item 2(e) of this Schedule 13D.

Name

Principal Occupation

William J. Nasgovitz

Director, President and Chief Executive Officer

Paul T. Beste

Director, Chief Operating Officer and Secretary

Kevin D. Clark

Senior Vice President and Portfolio Manager

David C. Fondrie

Director, Senior Vice President and Portfolio Manager

Bradford A. Evans

Vice President and Portfolio Manager

David Ribbens

Senior Vice President

Vinita K. Paul

General Counsel and Chief Compliance Officer

Christine A. Johnson

Vice President and Chief Financial Officer

Jeanne Kolimaga

Vice President

Schedule B

Transactions Since the Last Schedule 13D Filing1

Trade Date	Reporting Person	Transaction Type	# of Shares	Price Per Share ($)
12/1/09	HAI	Buy	7,400	2.6854
12/2/09	HAI	Buy	300	2.75
12/3/09	HAI	Buy	1,500	2.7493
12/3/09	HAI	Buy	6,434	2.6854
12/4/09	HAI	Buy	8,100	2.6854
12/4/09	HAI	Buy	4	2.75
12/7/09	HAI	Buy	18,200	2.75
12/7/09	HAI	Buy	104,200	2.7493
12/7/09	HAI	Buy	4,600	2.749302
12/9/09	HAI	Buy	400	2.7493
12/9/09	HAI	Buy	2,100	2.7499
12/9/09	HAI	Buy	3,100	2.8745
12/9/09	HAI	Buy	144,400	2.75

_________________________________

1 All trades were done in the open market.

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value, of Osteotech, Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of December, 2009.

WILLIAM J. NASGOVITZ

HEARTLAND ADVISORS, INC.

By:

/s/ Paul T. Beste

By:  /s/ Paul T. Beste

Paul T. Beste

Paul T. Beste

As Attorney-in-Fact for

Chief Operating Officer

William J. Nasgovitz

(Pursuant to Power of Attorney

Previously Filed)